Exhibit 99.1

Recon Technology, Ltd. Announces Pricing of Approximately $6.0 Million Ordinary Share Registered Direct Offering

BEIJING, Jan. 22, 2018 /PRNewswire/ -- Recon Technology, Ltd. (RCON) ("Recon" or the "Company"), a China-based independent solutions integrator in the oilfield service, electric power and coal chemical industries, announced today it has entered into a securities purchase agreement with certain accredited investors to purchase $5,963,550 of its ordinary shares in a registered direct offering.

Under the terms of the purchase agreement, Recon has agreed to sell 3,592,500 ordinary shares at a price of $1.66 per share. The gross proceeds to Recon are estimated to be $5,963,550 before deducting the placement agent fees and other estimated offering expenses. The registered direct offering is expected to close on or about January 24, 2018, subject to the satisfaction of customary closing conditions.

Maxim Group LLC acted as sole placement agent for the offering.

The ordinary shares being sold pursuant to the registered direct offering is being made pursuant to a shelf registration statement on Form S-3 (File No. 333-213702), previously filed with the Securities and Exchange Commission (the "SEC") on September 19, 2016 and declared effective on October 7, 2016.  Such securities are being offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. When available, copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC's website www.sec.gov or by contacting  Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at 212-895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Recon Technology, Ltd.

Recon Technology, Ltd. is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn.

Forward-Looking Statements Disclaimer

Except for the historical information contained herein, the matters discussed in this release include forward-looking statements which are covered by safe harbors. Those statements include, but may not be limited to, all statements regarding management's intent, belief and expectations, such as statements concerning our future and our operating and growth strategy. These forward-looking statements are identified by the use of words such as "believe," "intend," "look forward," "anticipate," "schedule", and "expect" among others. Forward-looking statements in this press release are subject to certain risks and uncertainties inherent in the Company's business that could cause actual results to vary, including such risks related to the management of the Company's growth, the loss of customers or suppliers , the company's ability to raise capital, the security of our software, hardware and information, and compliance with complex federal, state and local laws and regulations, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its annual report on Form 20-F for the fiscal year ended June 30, 2017. One or more of these factors have affected, and in the future, could affect our businesses and financial results in the future and could cause actual results to differ materially from plans and projections. We believe that the assumptions underlying the forward-looking statements included in this release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. All forward-looking statements made in this release are based on information presently available to our management. We assume no obligation to update any forward-looking statements, except as required by law.

Company Contact:

Liu Jia, CFO
Recon Technology, Ltd.
+86 (10) 8494-5799
info@recon.cn